27-Feb-06

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NW, STOP 7010

Washington, D.C.

20549

Re:

Forms 20-F and 20-F/A for year ended December 31, 2004

File No. 0-17791 – Twin Mining Corporation (the “Company”)

Attention:

Jonathan Duersch, Division of Corporate Finance
Fax Number – 202-772-9220

Dear Mr. Duersch,

In connection with your comment letter of December 27, 2005 concerning additional comments following our response letter dated 16-Nov-05 (and faxed to your attention on 21-Nov-05):

1.

The use of the term “development stage” is consistent with the terminology used in Accounting Guideline No. 11 under Canadian GAAP, because the Company focuses a majority of its time on their Atlanta Gold project. In addition, following the completion of a bankable feasibility study in November 2004, where proven reserves were determined, the Company can also be referred to as a “development stage” entity under U.S GAAP purposes.

2.

We will re-file our amended Form 20-F/A, including the complete text of item 17, as amended and include the applicable officer certifications.

3.

We will amend future filings to expand our consolidation policy as follows:
“The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included only for the portion of the year over which control exists.”

4.

For investments where we exercise joint control we will amend future filings to expand our disclosures to include the following update to note 2(e): “The Company performs regular reviews of the carrying values of property, plant and equipment. To the extent that impairment conditions exist, carrying values are written down to their fair value.”

5.

Cash proceeds from flow through share issuances in Canada are not legally restricted in their use and are not placed into a separate account from cash received from other sources. On raising flow through share financing the Company enters into an obligation to make qualifying exploration expenditures in the same amount within 24 months of the date of renouncement of the associated tax deductions. The Company is able to use subsequent financings or other sources of cash to satisfy flow through requirements. As such we do not believe it to be appropriate to classify the proceeds as restricted cash. The implication of not making these expenditures within the prescribed timeframe is that the portion of CEE tax credits that the Company has renounced to shareholders and not made will be rescinded. The above commitments and contingencies are disclosed in note 9 to the financial statements.

6.

Note that the Company has provided a summarized US GAAP balance sheet and cash flow statement in its reconciliation note. The only GAAP difference arising is the US GAAP requirement that exploration and development costs relating to mineral properties where mineralization has not been classified as proven and probable reserves be charged to expenses as incurred and the resultant future income tax effects of this difference in capitalization policies. In future filings we will add separate adjustment columns in the US GAAP balance sheet and cash flow statements to provide details on the reconciling adjustments.

7.

We have reviewed our disclosure and determined that there is no other comprehensive income which should be recorded under US GAAP. There is no impact of this determination on our US GAAP net loss.

8.

Lease/option, permit renewal fees and rental fees represent ongoing payments to maintain our rights to explore the property in good standing and retain a portion of the benefits from mineral deposits. We believe that the nature of these payments are similar to the definition of mineral rights as defined by EITF 04-02 and they are included in mineral properties' on both our US GAAP and Canadian GAAP balance sheets.

9.

Under Canadian GAAP we record diesel fuel and supplies held for use in our exploration program as supplies inventory on the basis that it has not yet been put into use at Jackson Inlet and that it does have alternative uses (we could transfer it to another property or sell it to other companies operating in the area). The fuel will be expensed in the period it is used. Fuel has to be purchased in advance due to the fact that supplies can only be shipped to the region at certain periods during the year. We therefore view this item as a prepaid expense which should be charged to income in the period in which it is used or consumed. For the purpose of the US GAAP reconciliation we will reclassify the item as prepaid expenses on the balance sheet.

10.

 Small scale map has been attached herein & will be inserted via EDGAR.

11.

The cutoff grade is as follows: A three-dimensional gold mineralization model, or mineral envelope, was produced for the Atlanta project by Behre Dolbear for their feasibility study and based on a gold grade cutoff of 0.015 opt. The process for the geological modeling is summarized as follows:

•

The original assay samples were composited to 25-foot length composites;

•

Section outlines for the gold mineral envelope were defined on north-south cross sections at a 100-foot spacing by projecting gold composite grades of all the drill holes within 50-foot from the section line on each side of the section. A minimum of two composites were generally required to define a mineralized interval. Section mineral envelope outlines on adjacent sections were compared and adjusted if necessary to maintain consistency of the outlines; and

•

Three-dimensional solids were produced from the section mineral envelop outlines, which is used to code the mineralization model to the block model. The intervals used to define the mineral envelope were considered inside the mineral envelope and were used to estimate block grades for model blocks inside the mineral envelope.

12.

We will add to our web site: “Cautionary Notes to U.S. Investors: The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” are Canadian mining terms recognized and required by Canadian securities regulations.  These terms are defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves.”

We would propose to include the following cautionary note in the Risk Factors section of the 20-F:

“Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources”

This document uses the terms “measured resources” and “indicated resources”.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

This document uses the term “inferred resources”.  We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility-studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.”

We also propose to include the cautionary note requested by you on our website.  However, given the Canadian obligations, we are proposing not to include the cautionary legend in the news releases.  We note that a review of a few recent news releases of a number of other Canadian mining issuers (e.g. Agnico Eagle Mines Ltd., Almaden Minerals Ltd., Centrasia Mining Corp., Polymet Mining Corp.) has not indicated similar cautionary language.  We would respectfully request that you reconsider this requirement.

To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

13.

The following cautionary note will also appear on the web site: “This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.   U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

14.

The third paragraph on Page 24 of the Annual Report has been amended to read: “Behre Dolbear believes that the ultimate mineable ore reserves could grow substantially and, consequently, double the ounces of recoverable gold” and will be removed from the website.

15.

Written consent has been provided by three experts from Behre Dolbear in the attached exhibit.

Please contact me should you have any questions, comments, or concerns.

Sincerely,

/s/

      Domenico Bertucci

Domenico Bertucci, CA
Chief Financial Officer

Direct line – 416-777-0820
E-mail – dbertucci@twinmining.com

click on map to enlarge